Exhibit 99.21

ELECTION INFORMATION CARD	Diamond Walnut Growers, Inc.

The undersigned member of Diamond Walnut Growers, Inc., acknowledges receipt of the Notice of Special Meeting of Members and the accompanying disclosure statement/prospectus.

Please note you are not required to complete and return this form unless you want to request that some or all of your Diamond Growers property interest be converted into cash.

To request that some or all of your property interest be redeemed for cash, you MUST indicate the shares to be converted to cash in the box on card 3 on the bottom of this form.

If no conversion amount is selected (or you do not return this card), you will receive shares of Diamond Foods, Inc. common stock in exchange for your entire Diamond Walnut Growers, Inc. property interest in the conversion as described in the accompanying disclosure statement/prospectus.

You acknowledge that if you elect to receive cash, any amounts of cash received may be taxable to you. See “Material U.S. Federal Income Tax Consequences of the Conversion and of Owning Diamond Foods Common Stock” in the accompanying disclosure statement/prospectus.

Detach here.

Card 3 ELECTION CARD	Diamond Walnut Growers, Inc.

Specific Number of Shares of Diamond Foods. Inc. common stock to be converted into cash (Please use blue or black ink)

Printed Name:	Member Number

Please sign exactly as your name appears on your Property Interest Report included with this mailing. When signing as attorney-in-fact, personal representative, trustee or guardian, please give full title as such. If a corporation, please indicate full corporate name and sign by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

SAMPLE A SAMPLE
100 MAIN STREET
ANYWHERE USA 00000-0000

Signature	Date

Please mark, date, sign and return this Conversion Election Form using the enclosed WHITE reply envelope.